UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan

Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2020 and 2019 and for the Year Ended December 31, 2020,
Supplemental Schedule as of December 31, 2020 and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN
CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	12
SIGNATURES	13
EXHIBIT INDEX	15
EXHIBIT:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

NOTE: All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
NiSource Inc. Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NiSource Inc. Retirement Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
June 25, 2021

We have served as the auditor of the Plan since 2002.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

As of December 31,	2020	2019

Assets:
Investments - at fair value:
Mutual funds	$406,243,974	$430,036,630
NiSource Stock Fund	176,776,719	240,108,793
Money market fund	81,173,035	75,326,044
Common collective trusts	1,061,244,354	839,025,630
Total investments	1,725,438,082	1,584,497,097
Notes receivable from participants	41,635,422	35,044,525
Net Assets Available for Benefits	$1,767,073,504	$1,619,541,622

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2020
Additions:
Contributions:
Participant	$77,835,385
Employer	39,929,535
Total contributions	117,764,920
Investment income:
Net appreciation in fair value of investments	225,527,005
Dividends and interest	17,406,465
Net investment income	242,933,470
Interest income on notes receivable from participants	1,618,583
Net transfers in	152,653
Total additions	362,469,626

Deductions:
Benefits paid to participants	214,731,240
Administrative expenses, net	86,788
Miscellaneous expense	119,716
Total deductions	214,937,744
Increase in Net Assets	147,531,882
Net Assets Available for Benefits - Beginning of year	1,619,541,622
Net Assets Available for Benefits - End of year	$1,767,073,504

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
1.    Description of the Plan
NiSource Inc. (the "Company" or "NiSource") is a holding company whose subsidiaries are fully regulated natural gas and electric utility companies serving approximately 3.7 million customers in six states. The following description of the NiSource Inc. Retirement Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or any other affiliate that adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan covers collectively bargained and non-bargained employees.
Plan Administration - The Company serves as the sponsor of the Plan. The NiSource Benefits Committee (the "Committee"), established by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, who has responsibilities in administering the Plan, appoints members of the Committee. Fidelity Management Trust Company (the "Trustee") holds the Plan’s assets and executes investment transactions. As of December 31, 2020, Plan investments include nine mutual funds, one money market fund, nineteen common collective trusts and one common stock fund as investment options for participants.
Effective November 25, 2019, the Plan was amended to include an Independent Fiduciary appointed by the Committee to manage the NiSource Stock Fund. The Independent Fiduciary has the exclusive fiduciary authority and responsibility under the Plan with respect to the NiSource Stock Fund as an investment option under the Plan and may be removed by the Committee at any time and within its sole discretion in accordance with the applicable governing documents. Upon removal of the Independent Fiduciary, the duties and responsibilities of the Independent Fiduciary will become duties and responsibilities of the Committee until a successor is appointed.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined by the Plan) on a pre-tax, catch-up, and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or who will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth after-tax catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
The Company matching contribution formulas are as follows:
a.For the accounts of all participants who are not eligible to participate in any pension plan sponsored by NiSource or any of its subsidiaries (the "NiSource Pension Plans") (i.e., employees in the "Next Gen" benefit structure), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
b.For the accounts of all participants who participate in the Account Balance II (AB II) option of any of the NiSource Pension Plans that offer such benefit, the matching contribution is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
c.For the accounts of all participants who participate in the Account Balance I (AB I) option of the NIPSCO Union Pension Plan, the matching contribution is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
d.Except as provided in subsection (e) for the accounts of all participants who participate in the Final Average Pay (FAP) option of the NIPSCO Union Pension Plan, the matching contribution is equal to 11.1% of a combined total of pre-tax and Roth contributions made by the participant to the Plan.
e.For the accounts of all employees of NIPSCO who participate in the FAP option of the NIPSCO Union Pension Plan and who are former NIFL Union Employees (as defined therein), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation, as defined by the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
With the exception of contributions for certain collectively bargained participants prior to October 9, 2020, the matching contribution is invested in cash. The Plan provides for the investment of such contributions in accordance with the participants’ investment elections or, if none, in the “qualified default investment alternative”.
Effective April 15, 2020, the Plan was amended to provide that matching contributions contributed on behalf of NIPSCO Union Employees for periods on or after April 15, 2020 shall be invested in accordance with the investment allocation selected by each NIPSCO Union Employee rather than be invested automatically in the Company Stock Fund. In addition, on October 9, 2020, the remaining collectively bargained participants for whom matching contributions were invested in the Company Stock Fund ceased working for NiSource due to a divestiture.
The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. Such discretionary contributions are determined and credited in the year following the Plan year. The Company authorized discretionary contributions of $2,668,417 on February 26, 2020 and reported contributions of $2,667,260 in the statement of changes in net assets available for benefits for the year ended December 31, 2020. The Company has not authorized any additional discretionary profit sharing contributions through the date of these financial statements.
Effective January 1, 2020, the Plan was amended to provide that certain employees who terminate employment during the 2020 Plan Year shall not be ineligible for an allocation of Employer Profit Sharing Contributions due to such termination of employment.
In lieu of a pension plan, employees in the Next Gen benefit structure receive the Next Gen Employer Contribution under the Plan. The Company makes a Next Gen Employer Contribution in the amount of 3% of compensation, as defined by the Plan, to the account of each employee eligible for this contribution. Next Gen employees are exempt employees hired or rehired on or after January 1, 2010, Northampton and Springfield Clerical/Technical employees hired or rehired on or after January 1, 2011, Columbia Energy Group union, non-exempt non-union, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013, Brockton Clerical/Technical employees hired or rehired after June 1, 2013 and Springfield Utility employees hired or rehired after January 1, 2014. The Plan permits the investment of employer contributions in accordance with the participants’ investment elections or, if none, in the "qualified default investment alternative" subject to collective bargaining.
Automatic Enrollment - Certain newly hired or rehired employees are automatically enrolled in the Plan at a 6% pre-tax contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time. Certain collectively-bargained employees are subject to the automatic enrollment provisions of the Plan as negotiated between the applicable union and the Company.
Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Except as otherwise noted above, contributions to the Plan are invested as directed by the participant in various investment funds. Participants must evaluate their own investment goals and objectives and choose the investments best suited to achieve those goals and objectives. Poor investment performance by the investment funds selected by the participants may cause their vested balances to be lower than the amounts contributed to the Plan on their behalf.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the vested balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans ranged from 3.25% to 10.5% at both December 31, 2020 and 2019. Participants may generally have a maximum of two loans outstanding at any given time, although an additional loan was available during the period between May 6, 2020 and September 22, 2020, due to actions taken to address the coronavirus pandemic, resulting in certain participants having three loans. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence, which allows repayment up to 15 years (30 years prior to January 1, 2002). Loan repayments may be suspended for up to one year during periods of authorized leave due to long-term disability. Loan

NISOURCE INC.
RETIREMENT SAVINGS PLAN
repayments may also be suspended during periods of qualified military service. Participants who terminate employment with an outstanding Plan loan may make loan repayments through direct payments from their personal bank accounts. If the participant does not make arrangements with the Trustee after termination/retirement, the outstanding loan is subject to default and the participant could face tax consequences as a result. Refer to the "Impact of COVID-19 and Newly Enacted Legislation" disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.
Participant Distributions - Distributions from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•Age 59½ withdrawals;
•Voluntary withdrawals from after-tax, rollover, profit sharing and matching contributions;
•Withdrawals during military service; and
•Hardship withdrawals, subject to Plan rules for such withdrawals.
Prior to January 1, 2020, a hardship withdrawal resulted in the suspension of the participant’s deferral and related Company matching contributions for six months. Effective January 1, 2020, hardship withdrawal rules were changed to remove the required six-month suspension of deferral and employee contributions after receipt of a hardship withdrawal. Refer to the “Impact of COVID-19 and Newly Enacted Legislation” disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.
Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct such amount to be paid in a lump sum. If the participant’s account balance exceeds $1,000 but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, the distribution will be paid as a direct rollover to an individual retirement account designated by the Plan administrator. All other distributions at the election of participants shall be in the form of a full or partial lump sum, or in annual, semi-annual, quarterly or monthly installments.
2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan were prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There are no participants who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2020 or 2019.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for a discussion of fair value measurements. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Purchases and sales of investments are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Management fees and other operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and market risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements. The current economic environment has increased the degree of uncertainty. Refer to the “Impact of COVID-19 and Newly Enacted Legislation” disclosure below for further information.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.
NiSource Stock Fund
Employee Stock Ownership Plan - The NiSource Stock Fund operates as an Employee Stock Ownership Plan ("ESOP"). As an ESOP, under the terms of the Plan, participants may diversify their investment at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Stock Fund Participants - Each participant in the NiSource Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Stock Fund.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company.  Certain other expenses of the Plan, such as investment manager and broker fees, are paid by the Plan.  Certain loan administration fees are paid from the individual participant accounts. For periods prior to January 1, 2019, the Plan had revenue-sharing agreements in place whereby certain investment managers returned a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. For the year ended December 31, 2020, $257,748, which amount related to the prior revenue-sharing agreements, was used to offset Plan expenses. Effective January 1, 2019, revenue sharing is rebated back to Plan participants accounts. A portion of future Plan expenses can be paid from any revenue sharing amounts which cannot be rebated back to individual participant accounts due to distributions that occur prior to the scheduled allocation dates for such amounts.
Impact of COVID-19 and Newly Enacted Legislation - As a result of the spread of COVID-19, economic uncertainties have arisen that may negatively impact the Plan, though the potential impact and duration is unknown as of the date the financial statements were available to be issued. Several major legislative relief packages were enacted in response to COVID-19, containing numerous tax, emergency funding and other regulatory provisions. The Plan has evaluated the impact of newly enacted legislation on its operations and cash flows.
The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 by the U.S. Congress. The CARES Act is an emergency economic stimulus package in response to the COVID-19 pandemic. The CARES Act contains numerous relief provisions immediately available to tax qualified retirement plans and their participants. The CARES Act permits a retirement plan sponsor to allow plan participants who are impacted by the COVID-19 pandemic, and who satisfy certain requirements under the CARES Act, to receive penalty-free distributions, to receive participant loans with increased borrowing limits and to defer the repayment of participant loans. In addition, the CARES Act permits a retirement plan sponsor to suspend minimum required distributions during the 2020 plan year. During April 2020, the Company elected to provide all such forms of relief to participants in the Plan. The CARES Act provides an extended remedial amendment period for plan amendments related to employee benefit plan changes, allowing those amendments to be adopted by the end of the 2022 plan year. NiSource intends to adopt appropriate amendments to document these plan changes prior to the extended plan amendment deadline.

Subsequent Events - Subsequent events have been evaluated through June 25, 2021 which is the date the financial statements were available to be issued.
3.    Fair Value Measurements
The Fair Value Measurement and Disclosure Requirements, Topic 820 of the FASB Accounting Standards Codification, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Basis of Fair Value Measurement
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize significant transfers between levels of the fair value hierarchy at the actual date of the event. During the year ended December 31, 2020, the Plan had no transfers in or out of Levels 1, 2, or 3.
The following tables set forth, by level within the fair value measurements hierarchy, the Plan’s investment assets at fair value as of December 31, 2020 and 2019. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with GAAP, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value measurements hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

		Measurements at December 31, 2020
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Mutual funds	$406,243,974	$406,243,974	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	175,461,563	175,461,563	—	—
Money market government portfolio	1,315,156	1,315,156	—	—
Money market fund	81,173,035	81,173,035	—	—
Total investments in the fair value hierarchy	$664,193,728	$664,193,728	$—	$—
Investments at net asset value:
Common collective trusts measured at NAV	1,061,244,354
Total investments	$1,725,438,082

NISOURCE INC.
RETIREMENT SAVINGS PLAN

		Measurements at December 31, 2019
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Mutual funds	$430,036,630	$430,036,630	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	$237,146,475	237,146,475	—	—
Money market government portfolio	$2,962,318	2,962,318	—	—
Money market fund	$75,326,044	75,326,044	—	—
Total investments in the fair value hierarchy	$745,471,467	$745,471,467	$—	$—
Investments at net asset value:
Common collective trusts measured at NAV	839,025,630
Total investments	$1,584,497,097
Asset Valuation Techniques
Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The NiSource Stock Fund is tracked on a unitized basis and includes NiSource Inc. common stock and a money market fund. The value of a unit reflects the combined fair value of NiSource Inc. common stock, valued at its quoted market price, and the short-term investment fund. Redemptions are available on a daily basis without notice, but are subject to the availability of sufficient short-term investments used for liquidity.
Measurements Using Net Asset Value as Practical Expedient - The Plan’s common collective trust investments are presented at fair value using the net asset value practical expedient in the statements of net assets available for benefits at both December 31, 2020 and 2019. The following table summarizes the common collective trusts measured at net asset value per share as of December 31, 2020 and 2019:

	Fair Value at December 31, 2020	Fair Value at December 31, 2019	Redemption Frequency (if currently eligible)	Redemption Notice Period
Target Date commingled pools	$677,601,009	$572,152,273	Daily	1 day
Fidelity Contrafund Commingled Pool	103,862,913	85,414,394	Daily	1 day
Fidelity Growth Company Commingled Pool	236,317,399	150,677,659	Daily	1 day
Fidelity Managed Income Portfolio	40,082,786	30,781,304	Daily	1 day
Western Asset Core Plus Bond Fund	1,961,946	—	Daily	1 day
Earnest Partners Smid Cap Core Fund	1,418,301	—	Daily	1 day
Total common collective trusts	$1,061,244,354	$839,025,630

4.    Exempt Party-In-Interest Transactions
Certain Plan investments represent shares of mutual funds and common collective trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2020 and 2019, the Plan held 18,038,441 and 20,279,459 units, respectively, of the NiSource Stock Fund, with a cost basis of $137,353,075 and $150,558,639 respectively. The NiSource Stock Fund includes 7,569,880 and 8,520,520 shares at December 31, 2020 and 2019, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $136,037,919 and $147,596,321 respectively. During the year ended December 31, 2020, the Plan recorded $6,802,759 of dividend income for the common stock.
5.    Fidelity Managed Income Portfolio
The Plan participates in a stable value fund, the Fidelity Managed Income Portfolio, which is a common collective trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the trust’s constant net asset value ("NAV") of $1 per unit. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. It is the policy of the trust to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the trust will be able to maintain this value. As a practical expedient, the fair value is calculated using NAV in the statements of net assets available for benefits.
Certain events impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.
6.    Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be non-forfeitable.
7.    Tax Status
The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated April 20, 2016, that the Plan and underlying trust qualify under the applicable regulations of the Internal Revenue Code (the "IRC"), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrators and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.
8.    Concentration of Investments
The Plan has a significant portion of its assets invested in NiSource Stock Fund at December 31, 2020 and 2019. Such investments represented 10% and 15% of the Plan’s total investment assets at fair value at December 31, 2020 and 2019, respectively.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
9. Nonparticipant-Directed Investments
The Plan’s investment in NiSource Stock Fund includes both participant-directed and nonparticipant-directed transactions. Information about the NiSource Stock Fund and the significant components of the changes in the NiSource Stock Fund are as follows as of December 31, 2020 and 2019, and for the year ended December 31, 2020:

NiSource Stock Fund - beginning of year	$240,108,793

Changes in net assets:
Net depreciation in fair value of investments	$(38,845,267)
Dividends	6,802,759
Participant contributions	5,121,579
Employer contributions	4,168,533
Loans repaid - net of loans issued	1,118,901
Interest on loans	515,363
Benefits paid to participants	(22,730,693)
Administrative fees	(20,017)
Other adjustments	10,159
Transfers to participant-directed investments - net	(19,473,391)
Net Change	(63,332,074)
NiSource Stock Fund - end of year	$176,776,719

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2020

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost**	Fair Value
*	NiSource Inc.	NiSource Inc. Common Stock	$136,037,919	$175,461,563
*	Fidelity	Money Market Government Portfolio	1,315,156	1,315,156
		Total NiSource Stock Fund	$137,353,075	176,776,719
	Vanguard	Vanguard Federal Money Market		81,173,035
*	Fidelity	Managed Income Portfolio		40,082,786
*	Fidelity	Balanced Fund Class K		56,622,054
	American Funds	EuroPacific Growth Fund		45,900,852
*	Fidelity	Contrafund Commingled Pool		103,862,913
*	Fidelity	Equity Income Fund Class K		21,899,283
*	Fidelity	Growth Company Commingled Pool		236,317,399
	Oakmark	Oakmark International Fund I		9,888,656
	MFS	Massachusetts Investors Trust		23,489,876
	Western Asset	Core Plus Bond Fund R3		1,961,946
	Earnest Partners	Smid Cap Core Fund		1,418,301
*	Fidelity	FIAM Target Date Income Commingled Pool		3,240,737
*	Fidelity	FIAM Target Date 2005 Commingled Pool		4,056,858
*	Fidelity	FIAM Target Date 2010 Commingled Pool		8,244,063
*	Fidelity	FIAM Target Date 2015 Commingled Pool		13,258,357
*	Fidelity	FIAM Target Date 2020 Commingled Pool		84,403,832
*	Fidelity	FIAM Target Date 2025 Commingled Pool		101,987,936
*	Fidelity	FIAM Target Date 2030 Commingled Pool		126,279,075
*	Fidelity	FIAM Target Date 2035 Commingled Pool		59,300,524
*	Fidelity	FIAM Target Date 2040 Commingled Pool		92,521,382
*	Fidelity	FIAM Target Date 2045 Commingled Pool		57,806,066
*	Fidelity	FIAM Target Date 2050 Commingled Pool		74,561,348
*	Fidelity	FIAM Target Date 2055 Commingled Pool		40,778,363
*	Fidelity	FIAM Target Date 2060 Commingled Pool		10,810,873
*	Fidelity	FIAM Target Date 2065 Commingled Pool		351,595
*	Fidelity	Total International Index Fund		9,728,365
*	Fidelity	Total Market Index Fund		155,501,197
	Vanguard	Total Bond Market Index Fund		69,635,124
	Vanguard	Inflation Protected Securities Fund		13,578,567
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 10.5%, and maturity dates ranging from 2021 to 2035.		41,635,422
	Total Assets (Held at End of Year)			$1,767,073,504

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

NISOURCE INC.
RETIREMENT SAVINGS PLAN
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)

Date:	June 25, 2021	/s/ Gunnar J. Gode
Gunnar J. Gode
Vice President, Chief Accounting Office and Controller (Principle Accounting Officer)

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2020 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Joseph Hamrock	/s/ Donald E. Brown
Joseph Hamrock	Donald E. Brown
President, Chief Executive	Executive Vice President, Chief Financial Officer, and
Officer and Director	President of NiSource Corporate Services

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm